SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)

CONRAD INDUSTRIES, INC.
(Name of Issuer)

 COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

 208305102
(CUSIP Number)

 April 7, 2003
(Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 208305102

1)	Name of Reporting Person	John P. Conrad, Jr.
	I.R.S. Identification No. of Above Person (entities only)	N/A

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	N/A
	(b)	N/A

3)	SEC Use Only

4)	Citizenship or Place of Organization	United States of America

Number of	(5) Sole Voting Power	973,576*
Shares Bene-
ficially	(6) Shared Voting Power	95,495**
Owned by
Each Reporting	(7) Sole Dispositive Power	973,576*
Person
With	(8) Shared Dispositive Power	95,495**

9)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	1,069,071

10)	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares (See Instructions)	N/A

11)	Percent of Class Represented by Amount
	in Row (9)	14.8%***

12)	Type of Reporting Person (See Instructions)	IN

*	Includes 374,216 shares held by The John P. Conrad, Jr. Trust. Mr. Conrad exercises sole voting and investment control over these shares as Trustee for The John P. Conrad, Jr. Trust.

**	Represents shares held by The Conrad Family Foundation, of which Mr. Conrad acts as a co-trustee.

***	Based upon 7,235,954 shares of Common Stock reported issued and outstanding in the issuer’s annual report on Form 10-K for the year ended December 31, 2002.

CUSIP No. 208305102

1)	Name of Reporting Person	The John P. Conrad, Jr. Trust
	I.R.S. Identification No. of Above Person (entities only)	N/A

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	N/A
	(b)	N/A

3)	SEC Use Only

4)	Citizenship or Place of Organization	State of Louisiana

Number of	(5) Sole Voting Power	374,216
Shares Bene-
ficially	(6) Shared Voting Power	0
Owned by
Each Reporting	(7) Sole Dispositive Power	374,216
Person
With	(8) Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	374,216

10)	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares (See Instructions)	N/A

11)	Percent of Class Represented by Amount
	in Row (9)	5.2%*

12)	Type of Reporting Person (See Instructions)	OO (Trust)

*	Based upon 7,235,954 shares of Common Stock reported issued and outstanding in the issuer’s annual report on Form 10-K for the year ended December 31, 2002.

Item 1(a).	Name of Issuer:

Conrad Industries, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1100 Brashear Avenue
Suite 200
Morgan City, Louisiana 70380

Item 2(a).	Name of Persons Filing:

	1.		John P. Conrad, Jr.
	2.		The John P. Conrad, Jr. Trust

The persons enumerated in this Item 2(a) are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." In connection with the filing of this Schedule 13G, the Reporting Persons have executed the Joint Filing Agreement attached as Exhibit A hereto.

Item 2(b).	Address of Principal Business Office:

1100 Brashear Avenue
Suite 200
Morgan City, Louisiana 70380

Item 2(c).	Citizenship:

	1.		John P. Conrad, Jr. – United States of America
	2.		The John P. Conrad, Jr. Trust – State of Louisiana

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

208305102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940
	(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)
	(g)	[ ]	A parent holding company or control person in accordance with §§ 240.13d-1(b)(1)(ii)(G)
	(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
	(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

1.	John P. Conrad, Jr.:

	(a)	Amount Beneficially Owned		1,069,071

	(b)	Percent of Class		14.8%***

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote	973,576*

		(ii)	shared power to vote or to direct the vote	95,495**

		(iii)	sole power to dispose or to direct the
			disposition of	973,576**

		(iv)	shared power to dispose or to direct the
			disposition of	95,495**

2.	The John P. Conrad, Jr. Trust:

	(a)	Amount Beneficially Owned		374,216

	(b)	Percent of Class		5.2%***

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote	374,216

		(ii)	shared power to vote or to direct the vote	0

		(iii)	sole power to dispose or to direct the
			disposition of	374,216

		(iv)	shared power to dispose or to direct the
			disposition of	0

*			Includes 374,216 shares held by The John P. Conrad, Jr. Trust. Mr. Conrad exercises sole voting and investment power over these shares as Trustee for The John P. Conrad, Jr. Trust.

**			Represents shares held by The Conrad Family Foundation, of which Mr. Conrad acts as a co-trustee.

***			Based upon 7,235,954 shares of Common Stock reported issued and outstanding in the issuer’s annual report on Form 10-K for the year ended December 31, 2002.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Of the securities reported in response to Item 4, The Daniel T. Conrad Trust, The Glenn Alan Conrad Trust, and The Kenneth C. Conrad Trust, of which Mr. Conrad is the Trustee, each has the right to receive dividends from, and the proceeds from the sale of, respectively, 268,609, 268,609 and 268,609 shares. The Conrad Family Foundation, of which Mr. Conrad is a co-trustee, has the right to receive dividends from, and the proceeds from the sale of, 95,495 shares. In addition, as reported in Item 4, The John P. Conrad Trust, of which Mr. Conrad is the Trustee, has the right to receive dividends from, and the proceeds from the sale of 374,216 shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2003

/S/ JOHN P. CONRAD, JR.
John P. Conrad, Jr.

THE JOHN P. CONRAD, JR. TRUST

	By:	/S/ JOHN P. CONRAD, JR.
John P. Conrad, Jr., Trustee